March 8, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Martin James, Senior Assistant Chief Accountant

Re:	Sono-Tek Corporation
Form 10-K for the fiscal year ended February 28, 2011
Filed May 23, 2011
File No. 0-16035

Gentlemen:

Sono-Tek Corporation (“the Company”) is in receipt of the Staff’s comment letter dated January 25, 2012. The following is the Company’s supplemental response to our letter dated February 17, 2012, to the Staff’s comment contained in such letter.

Form 10-K for the Fiscal Year Ended February 28, 2011

Report of Independent Registered Public Accounting Firm, page 29

1.	Please amend your filing to include a report from your independent registered public accounting firm that indicates that the firm conducted its audit in accordance with the “standards of the Public Company Accounting Oversight Board (United States).” The reference in the current report to the auditing standards of the Public Company Accounting Oversight Board (United States) is not consistent with the requirements of paragraph 3 of PCAOB Auditing Standard No. 1.

SUPPLEMENTAL RESPONSE:

We agree that our independent auditor committed an oversight in drafting the audit opinion relating to its audit of our financial statements for fiscal year February 28, 2011 with the inclusion of the word “auditing” in the noted sentence above pursuant to PCAOB Auditing Standard No.1.

Attached to this letter are excerpts from the AICPA Professional Standards which indicate that accounting professional standards appear to conflict on the topic of utilizing the word “auditing” when making reference to the PCAOB standards within the audit opinion.

Sono-Tek Corporation

2012 Route 9W, Building 3 Milton, NY 12547 Phone 845.795.2020 Fax 845.795.5420 Email sbagley@sono-tek.com www.sono-tek.com

ISO CERTIFIED

1

We refer to Auditing Interpretations AU 9508.89 - Reference to PCAOB Standards in an Audit Report on a Non-Issuer, which is attached to this letter. As noted within this interpretation “an auditor may indicate that the audit was also conducted in accordance with another set of auditing standards. If the auditor conducted the audit in accordance with GAAS and the auditing standards of the PCAOB, the auditor may indicate in the auditor’s report that the audit was conducted in accordance with both sets of standards.”

AU 9508.92 presents an example of the additional language to be included in an auditors report which follows:

“We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing [emphasis added] standards of the Public Company Accounting Oversight Board (United States). Those standards ……..”

We have included the full excerpt of the AICPA professional standards for your consideration which we believe supports our position that the word “auditing” could be used in this context.

There is clearly commonality and linkage between the PCAOB auditing standards and the AICPA auditing standards as many of the audit standards and permutations thereof were adopted from the AICPA. We refer to the AICPA because a footnote within this auditing interpretation section states that “The AICPA governing council designated the Public Company Accounting Oversight Board (PCAOB) as the body with the authority to promulgate auditing and related attestation standards, quality control, ethics, independence and other standards relating to the preparation and issuance of audit reports for issuers as defined by the Sarbanes-Oxley Act of 2002.” Based on the above, making reference to the AICPA’s professional standards on how to describe the PCAOB auditing standards in an auditors report is not unreasonable.

In light of the fact that our audited financials for the fiscal year ended February 29, 2012 will be filed by the end of May 2012 and that we hereby undertake to ensure that the audit opinion is correctly worded in our next Form 10-K filing, we respectfully request that we not be required to incur the additional costs associated with filing an amendment to our 10-K to delete one word.

In responding to your comments the Company acknowledges that it (1) is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned with any questions concerning the foregoing responses. Thank you.

Sincerely,

/s/ Stephen J. Bagley

Stephen J. Bagley

Sono-Tek Corporation

2012 Route 9W, Building 3 Milton, NY 12547 Phone 845.795.2020 Fax 845.795.5420 Email sbagley@sono-tek.com www.sono-tek.com

ISO CERTIFIED

18. Reference to PCAOB Standards in an Audit Report on a Nonissuer11

.89 Question—Auditing Standard No. 1, References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board (AICPA, PCAOB Standards and Related Rules, Auditing Standards), directs auditors to state in the auditor's report that the engagement was conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)" whenever the auditor has performed the engagement in accordance with Public Company Accounting Oversight Board (PCAOB) standards. Additionally, the release accompanying the standard states that "nothing in the Board's rules would preclude an accounting firm from conducting an audit of a company that is not an issuer in accordance with the Board's standards and so stating in its audit report. This is true regardless of whether or not the accounting firm performing the audit is registered with the Board."

.90 If an auditor is engaged to perform an audit of a nonissuer in accordance with PCAOB standards, which standards are applicable and how should the auditor report?

.91 Interpretation—Section 508 requires the auditor to indicate in the auditor's report that the audit was conducted in accordance with GAAS and an identification of the United States of America as the country of origin of those standards. However, an auditor may indicate that the audit was also conducted in accordance with another set of auditing standards. If the auditor conducted the audit in accordance with GAAS and the auditing standards of the PCAOB, the auditor may indicate in the auditor's report that the audit was conducted in accordance with both sets of standards.

8 The AICPA governing council designated the Public Company Accounting Oversight Board (PCAOB) as the body, pursuant to Rule 201, General Standards (ET sec. 201 par. .01), and Rule 202, Compliance With Standards (ET sec. 202 par. .01) of the AICPA's Code of Professional Conduct, with the authority to promulgate auditing and related attestation standards, quality control, ethics, independence and other standards relating to the preparation and issuance of audit reports for issuers, as defined by the Sarbanes-Oxley Act of 2002.

10 The additional language related to internal control should not be used when reporting on the audit of financial statements of a nonissuer that engages its auditor to examine (or audit) and report on the effectiveness of internal control over financial reporting either voluntarily or to comply with regulatory requirements.

11 In a report issued on the audit of the financial statements of a subsidiary, investee, or other type of affiliate of an issuer, that is not itself an issuer, the auditor should refer to the audit as having been performed in accordance with GAAS if the report will not be filed with the SEC. For example, a subsidiary of an issuer may be subject to certain regulations that require an audit be performed in accordance with Government Auditing Standards (the Yellow Book). In this example, the auditor's report of the nonissuer should refer to GAAS and generally accepted government auditing standards.

AU §9508.88

.92 Following is an example of additional language that may be included (12) in the auditor's report to indicate that an audit was conducted in accordance with both GAAS and the PCAOB's auditing standards, and to clarify that the purpose and extent of the auditor's testing of internal control over financial reporting was to determine the auditor's procedures and was not sufficient to express an opinion on the effectiveness of internal control. To clarify the source of GAAS in a dual reference reporting situation, the auditor may indicate that the audit was conducted in accordance with GAAS as established by the ASB:

Independent Auditor's Report

[Same first paragraph as the standard report]

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

[Same opinion paragraph as the standard report]

[Issue Date: June 2004.]

12 This example includes the illustrative language from paragraph .88. Because the PCAOB's Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements (AICPA, PCAOB Standards and Related Rules, Auditing Standards), requires an audit of internal control for certain entities that are subject to Section 404(a) of the act, an audit of a nonissuer performed under PCAOB auditing standards does not require an audit of internal control unless otherwise required by a regulator with jurisdiction over the nonissuer. The additional language related to internal control should not be used when reporting on the audit of financial statements of a nonissuer that engages its auditor to examine (or audit) and report on the effectiveness of internal control over financial reporting either voluntarily or to comply with regulatory requirements.

AU §9508.93